February 28, 2003

VIA EDGAR

EDGAR Operations Branch
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn:    Mr. Shaswat Das

         Re:  Withdrawal of Registration Statement on Form N-14AE
              Evergreen Municipal Trust
              Accession Number:0000907244-03-000052 (File No.:  333-36033)

Ladies and Gentlemen:

     Pursuant to Rule 477 of the Securities Act of 1933, please accept this letter as a request for the Commission's consent to the withdrawal of the above-captioned registration statement filed on Form N-14AE on February 25, 2003 (the "Registration Statement") for Evergreen Municipal Trust (the "Trust"). This filing relates to the acquisition of the assets of Evergreen Florida Municipal Bond Fund, a series of the Trust, by and in exchange for shares of Evergreen Florida High Income Municipal Bond Fund, also a series of the Trust, and was filed in error.

     Upon grant of the Commission's consent hereto, please return a dated copy of the order granting such withdrawal, stating "Withdrawn upon the request of the registrant, the Commission consenting thereto," which is to be placed in the file for the Registration Statement.

         Please direct all inquiries to Maureen E. Towle, Esq. of Evergreen Investments at 617-210-3682.

                                           Very truly yours,

                                           \s\ Maureen E. Towle. Esq.

                                           Maureen E. Towle


cc:  David Mahaffey, Esq.